Exhibit 99.1

Nano Labs Announces Receipt of Interest-Free Loans from Shareholders

HANGZHOU, China, July 28, 2023 (GLOBAL NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) ("we," "the Company," or "Nano Labs"), a leading fabless integrated circuit design company and product solution provider in China, announced today that it has entered into agreements with Mr. Jianping Kong, our chairman and chief executive officer, and Mr. Qifeng Sun, our vice chairman, along with their respective affiliates, who together will provide interest-free loans in the total amount of $10 million, to fund the Company’s research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. The loans will become due on June 30, 2024.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com